Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS ENTERS INTO SUBSCRIPTION AGREEMENT WITH HIGHTECH BETEILIGUNGEN

TORONTO, CANADA – July 14, 2006 – Lorus Therapeutics Inc. (“Lorus”) a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced it has entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (“HighTech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represents a premium of 7.5 % over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.

The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction is expected to close on or before August 14, 2006.

In connection with the transaction, High Tech will receive demand registration rights that will enable High Tech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012. In addition, High Tech will have the right to nominate one nominee for the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in the United States in which such offer, solicitation or sale would be unlawful. The common shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the United States Securities Act of 1933, as amended.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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